BUUU Group Limited

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

June 16, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Donald Field
Rucha Pandit

Re:	BUUU Group Limited

Amendment No.1 to Registration Statement on Form F-1

Submitted May 20, 2025

File No. 333-286203

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated May 27, 2025 regarding BUUU Group Limited (the “Company”, “BUUU” or “we”) from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above referenced Registration Statement on Form F-1 filed on May 20, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note that the prospectus cover page as well as the legal opinion filed as Exhibit 5.1 state that the over-allotment option is exercisable for a period of 45 days after the closing of the offering. However, page 17 of the prospectus summary in the section captioned “Over-Allotment” indicates that the underwriters option is only exercisable for 15 days from the effective date of the registration statement. Please reconcile or advise.

RESPONSE: We note the Staff’s comment, and, in response hereto, we have revised the disclosure on page 17 to clarify that the underwriters’ over-allotment option is exercisable for 45 days from the closing date of the Offering, consistent with the cover page and legal opinion filed as Exhibit 5.1.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Wai Kong POON
Name:	Wai Kong POON
Title:	Chief Executive Officer